

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

<u>Via E-mail</u>

Eric Stoppenhagen
President and Chief Financial Officer
Green Star Alternative Energy, Inc.
1328 W. Balboa Boulevard, Suite C
Newport Beach, California 92661

> **Re: Green Star Alternative Energy, Inc.**
> **Amendment No. 4 to Form 10-12G**
> **Filed May 27, 2011**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed March 17, 2011 and May 27, 2011**
> **File No. 000-53627**

Dear Mr. Stoppenhagen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated April 28, 2011. Please provide the requested information for BioImagene, Inc.

Eric Stoppenhagen
Green Star Alternative Energy, Inc.
June 17, 2011
Page 2

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 15

2. In Mr. Stoppenhagen's biography please revise the disclosure to clarify the reference to "maintain[ing] non-operating blank check companies." If these blank check companies are different than those described in the biography, please identify them and indicate their public reporting status.

Item 13. Financial Statements and Supplementary Data, page 29

3. We reviewed your response to comment 11 in our letter dated April 28, 2011 and the revisions to your disclosure. We re-issue our previous comment. Please tell us how "Disposal of equipment" constitutes a cash investing activity as reflected in 2010. Please note that if this equipment was repossessed or transferred in a non-cash exchange, it should be disclosed as opposed to reflected in the Statement of Cash Flows pursuant to ASC 230-10-50-3. Additionally, gains and losses related to the disposal of equipment should be reflected as an adjustment to reconcile net loss to cash used in operating activities. Refer to ASC 230-10-45-28.

Note 2. Summary of Significant Accounting Policies, page 32

Basis of Presentation, page 32

4. We reviewed your response to comment 14 in our letter dated April 28, 2011 and we re-issue our previous comment. You state in your "Basis of Presentation" disclosure on page 32 that the Company's financial statements do not include all disclosures required by generally accepted accounting principles. Please advise us how such financial statements can be in accordance with U.S. GAAP per the audit report if not all disclosures required by generally accepted accounting principles are presented.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3725, with any other questions.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director